CRO AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ
COMPANIES REGISTRATION OFFICE

B7

Variation of company capital as prescribed under
Section 83(6) Companies Act 2014

(This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014)

Company number

1	4	5	8	3	5	

CRO receipt date stamp & barcode

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: ICON Public Limited Company

Description of change *note one*:

3,002 , shares in the capital of ICON Public Limited Company (the "Company") were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company. Each share had a par value of EUR 0.06.

Date effective

Day	Month	Year
09	07	2018

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7.

Signature: [signature]

Name *in bold capitals or typescript*: Diarmaid Cunningham

☐ Director ☑ Secretary *note two*

Date: 14/09/2018

Presenter details

Name	ICON plc
Address	South County Business Park, Leopardstown, Dublin 18, Ireland
Telephone	01 256 4529
Fax number	
Email	erina.fox@iconplc.com
Contact person	Erina Fox
Dx Number/Exchange	
Reference number	